UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: August, 2022

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 1700, 211 19th Street East Saskatoon, Saskatchewan, Canada S7K 5R6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.2 to this report on Form 6-K/A shall be incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) and on Form F-10 (File No. 333-263275) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

Nutrien Ltd. is furnishing this Amendment No. 1 on Form 6-K/A to its current report on Form 6-K originally furnished to the Securities and Exchange Commission on August 3, 2022 (the “Original 6-K”) to correct a typographical error in the high end of the guidance range for sustaining capital expenditures as of August 3, 2022. Exhibits 99.1 and 99.2 replace in their entirety and supersede Exhibits 99.1 and 99.2 filed on the Original 6-K.

No change has been made to Exhibit 99.3 filed on the Original 6-K and, for the avoidance of doubt, such exhibit remains incorporated by reference into Nutrien Ltd.’s Registration Statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) and on Form F-10 (File No. 333-263275) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: August 3, 2022	By:	/s/ Robert A. Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	SVP & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated August 3, 2022
99.2	Management’s Discussion and Analysis